November 22, 2006

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549
Attention: Mara L. Ransom, Special Counsel

Re:	Reinhold Industries, Inc. Schedule TO-T filed November 9, 2006 SEC File No. 005-41315

Dear Ms. Ransom:

On behalf of Reinhold Acquisition Corp., a Delaware Corporation (‘‘Purchaser’’), enclosed is a copy of Amendment No. 1 to the above-referenced Schedule TO-T (the ‘‘Schedule TO’’), as filed with the United States Securities and Exchange Commission (the ‘‘Commission’’) on the date hereof in connection with Purchaser's offer to purchase for cash all outstanding shares of common stock of Reinhold Industries, Inc. (the ‘‘Company’’). For your convenience, we have included a blacklined version of Amendment No. 1, marked to show changes from the original Schedule TO.

Amendment No. 1 is being filed by Purchaser in response to certain comments of the staff of the Office of Mergers and Acquisitions of the Commission (the ‘‘Staff’’) set forth in your letter dated November 16, 2006 regarding the Schedule TO.

To facilitate your review, each of the Staff's comments is reproduced below in italics, followed in each case by Purchaser's response.

1.	Supplementally advise us as to why you have not included The Jordan Company, L.P. as a bidder in connection with the tender offer. In doing so, please refer to Section II.D.2 of the Current Issues and Rulemaking Projects Outline (Nov. 14, 2000). Alternatively, please revise your offer to include The Jordan Company as a filing person.

Purchaser Response:   In response to the Staff's comment, Purchaser has revised the cover page of Schedule TO to include The Jordan Company, L.P. (‘‘Jordan’’) as a filing person. Jordan has also been added as a signatory. In addition, Purchaser has added clarifying language regarding Jordan to the second paragraph of Items 1-9 and Item 11 of Schedule TO.

Although Jordan was not listed in the original Schedule TO as a filing person, its role in the tender offer as an advisor to The Resolute Fund, L.P. and the other investment partnerships that indirectly own Purchaser is prominently disclosed in the tender offer documents previously disseminated to the Company's stockholders. For example, along with Purchaser, Jordan is listed in the heading of each of the Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Letter to Clients and the summary advertisement, copies of which were filed as exhibits to the Schedule TO. In addition, Jordan and its role in the tender offer are described on page 1 (‘‘Summary Term Sheet’’ – ‘‘The Purchaser’’), pages 16-17 (‘‘The Tender Offer’’ – ‘‘Certain Information

Concerning Parent and Purchaser’’) and pages 17-18 (‘‘The Tender Offer’’ – ‘‘Background of the Offer’’) of the Offer to Purchase. Accordingly, we believe that the addition of Jordan as a filing person does not require any modifications to the disclosure or any extension of the tender offer.

2.	We note that you may be deemed to beneficially own approximately 49% of the Shares issued and outstanding by virtue of the execution of the Shareholders Agreement with certain shareholders of the company. Please supplementally advise us as to why the solicitation of these shareholders to enter into the Shareholders Agreement did not constitute the commencement of a tender offer subject to Sections 13(e) and 14(e) of the Exchange Act and the rules promulgated thereunder.

Purchaser Response:   Purchaser is of the view that its execution of the Shareholders Agreement with certain shareholders of the Company (the ‘‘Subject Shareholders’’) did not constitute the commencement of a tender offer.

Under Rule 14d-2 under the Exchange Act, a bidder is deemed to have commenced its tender offer when it has ‘‘first published, sent or given the means to tender to security holders.’’ The Subject Shareholders did not have the means to tender, or the obligation to tender, their shares at the time the Shareholders Agreement was executed. Their obligation to tender was contingent upon Purchaser's subsequent commencement of and compliance with the ‘‘Offer,’’ which is defined in the Shareholders Agreement to mean a cash tender offer by Purchaser to acquire all of the issued and outstanding shares of the Company. Similarly, the Subject Shareholders' ability to tender was contingent upon their receipt of a letter of transmittal, which Purchaser did not send to them until November 9, 2006.

Furthermore, the execution of the Shareholders Agreement was a privately negotiated transaction among Purchaser and ten Subject Shareholders (and, arguably, several of those ten should not be counted separately for purposes of this analysis). The Company is not a party to the Shareholders Agreement. Five of the Subject Shareholders, Messrs. Furry, Meinsen, Whitney, McNally and Scolnik, are executive officers of the Company and/or members of the Company's board of directors. One, BJR Management, L.P., is associated with Hammond, Kennedy, Whitney & Company, Inc., a private equity firm in which Messrs. Whitney, McNally and Scolnik are partners. Three of the Subject Shareholders are Massachusetts Mutual Life Insurance, MassMutual High Yield Partners II, LLC and MassMutual Corporate Value. Massachusetts Mutual Life Insurance Company shares voting and dispositive power over the shares owned by the latter two entities and, collectively, these three entities own 33.3% of the Company's issued and outstanding common stock.

The negotiation and execution of a privately negotiated shareholders or tender agreement between a purchaser and no more than ten security holders does not, in and of itself, constitute the commencement or the existence of a ‘‘tender offer’’ for purposes of Sections 13(e) and 14(e) of the Exchange Act and the rules promulgated thereunder. This is especially true in circumstances such as this one, where at least nine of the Subject Shareholders are Company insiders, there has been no widespread solicitation of public shareholders and the agreement to tender is subject to the terms of the tender offer to be subsequently commenced by Purchaser.

Acknowledgement.

Purchaser, Jordan and each other filing person in respect of the Schedule TO, as amended by Amendment No. 1, acknowledge that: (i) the bidders are responsible for the adequacy and the accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings and (iii) the bidders may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Staff's comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 506-2663.

Very truly yours,

/s/ Edward A. Davis

Edward A. Davis